Filed by Trump Media & Technology Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Trump Media & Technology Group Corp.
Commission File No.: 001-40779
Date: December 22, 2025

On December 20, 2025, Trump Media & Technology Group Corp. made the following communications available on the social media platforms identified below.

Truth Social:

https://truthsocial.com/@DevinNunes/posts/115754230255344324

On December 21, 2025, Trump Media & Technology Group Corp. made the following communications available on the social media platforms identified below.

Truth Social:

https://truthsocial.com/@truthsocial/posts/115759013778242555

https://truthsocial.com/@DevinNunes/posts/115759019215485289

On December 21, 2025, Devin Nunes, CEO of TMTG, completed an interview with Maria Bartiromo of Fox News. The transcript is copied below:

Maria Bartiromo: Trump Media and Technology Group, Devin, you made a huge announcement this week, a $6 billion merger with TAE Technologies. This is a nuclear fusion company. Tell me what you’re doing here, and the future of this company will look very different.

Devin Nunes: Yeah, look, it’s a big issue going forward for the next 20 years. America is leading the AI race, electric cars, moving everything to electric. There’s only one problem. If you don’t produce enough power and enough energy, you can’t win that race. And so, as we look at the most important issues at the highest level, we solve the technology front, built all of it ourselves, to build Truth Social and our streaming component. We built that without big tech. Then we started looking around at, okay, we’re accompanying Trump Media and Technology Group that’s going to do big things. That’s what people expect of us, and what’s the most important issue at the highest level? The country needs to be energy independent. So, I would say that President Trump didn’t need another company when he created this. It was a company that was created out of necessity, because we needed our voices back. And now what we have is a juggernaut of a company that can go in and take on the biggest issue that’s out there today. And we looked around at all the different fusion technology and other nuclear technology, and I strongly feel that TAE, with their 400 engineers and scientists, they are best positioned to win this fusion war. It really is the start of a war on who’s gonna be the first to accomplish this. Remember, Maria, this technology has been around for some 75 years. It’s just that, for whatever reason, the United States, 20 years ago, decided to get into windmills, solar panels, and everything else, while China was building nuclear power plants, coal plants, et cetera. So, Admiral Rickover, a name that everybody should get to know, was the father of atomic power. This next generation, so that was old school fusion power, the nuclear reactors you see now, that a lot of people don’t want in their backyard. The beauty of fusion is that it’s clean. And I know that President Trump, and, you know, I talked to him a couple years about this. He had an uncle that was very involved early on in this technology. In his office in Mara Lago, he has some pictures and information on his uncle. This is something the President worries about. He worries about nuclear proliferation, and wants to make sure that the future is clean. And look, this is the holy grail. Like I said, 75 years, and now this company, 25 years of private funding, Maria, this has not been some government subsidized deal. It’s what I really like about them. They have had to do with the hard way. You had great investors, like the famed Wall Street investor, Stanley Druckenmiller, who I know you know well. Chuck Schwab, another famed investor. You have Chevron, Google. So, bringing those types of investors, looking at that, bringing them into our company, with this technology, gives me, and just my background, and studying these energy issues, and working on these energy issues, and nuclear power, from my time in Congress. And then, if you kind of match the level, you know, looking at it at defense intelligence level, that I spent so much time on, you know, China’s doubled their electricity output in the last just, I think, the last just eight years. They’re now three to four times as much power as we have. These are real issues that we have to tackle, and I would say this. This now all Americans should want our company to succeed, because if we win, everybody else wins. This is really as big as the first Manhattan Project if we’re gonna win this race here in the United States.

Maria Bartiromo: I guess what I want to know is, why would nuclear fusion be the answer? President Trump’s agenda includes all hands on deck for lots of different energy. Why nuclear fusion to fuel the AI revolution? We gonna take a break. I’ll ask you that, and I also got to get a take, your take on China, an aggressive competitor and adversary. We’ll be right back with more on Sunday Morning Future. Welcome back, and I’m back with Trump Media CEO Devin Nunes. Devin, you’re doing this deal with TAE Technologies for nuclear fusion. I mean, how do we know that’s gonna be enough to stop China and its aggressive behavior? I’m reading a story now from Bloomberg, and it says, China’s rare Earth magnet exports to the United States declined in November. They’re still playing games it sounds like, in terms of sending us the rare Earth minerals that they’ve promised.

Devin Nunes: Well, that was one of the reasons why we liked the TAE Technology so much. It wasn’t just that they had been around 25 years, and had built five generations of this machine, and are ready to go construction to construction this year, next year, in 2026. It’s also because they don’t need those rare Earth elements and minerals. That’s the beauty of this technology, and that’s the ingenuity and innovation that we need in this country, and why we need to invest in these people that have been working on this for so long, Maria. They’ve thought about this. They don’t wanna … And I think that’s one of the challenges that we have with whether it’s windmills, which I think are really bad, solar panels, which I think still rely on a lot of those, the batteries rely on the rare earth minerals. Almost everything that we do relies on these, and that’s why the next breakthrough over the next 20 years is gonna be in this area in nuclear fusion, and it’s why it’s such a game changer, and why we have to win that race, because it’s more and more, whether you believe we’re gonna have 10%, 20%, or 50%, more power needs over the next 20 years. One thing is for sure, we’re gonna need more, not less, and we’re gonna need to lower the price to the consumer, not just for people to heat and cool their homes, but also so that we can bring manufacturing back. So, this puts Trump Media and Technology Group at the center, at the most important issue at the highest level, and for all the other industries to succeed, we need this to succeed.

Maria Bartiromo: Devin, thank you so much. Great talking to you, Devin Nunes. Thank you so much. That’ll do it for us on Sunday Morning Futures. I’ll see you tomorrow morning.

https://truthsocial.com/@truthsocial/posts/115765435726679472

On December 22, 2025, Devin Nunes, CEO of TMTG, completed an interview with Eric Bolling of Real America’s Voice. The transcript is copied below:

Eric Bolling: Alright, folks, my next guest is the CEO of Truth Social. You know him, and, you know, I mean, he’s the chairman of the President’s Intelligence Advisory Board, a friend of mine. Happy to have back Devin Nunes on the show, some huge, huge news to announce. I was talking to Devin a couple of days ago. I said, please come on the show. Let’s talk about this. You know, I’ve been all about energy, my whole entire career, before television, I was an energy trader. I was like, well, this is the... Devin, this is the best idea I’ve heard in a really, really long time. So, Trump Media and Technology Group merges with TAE Technologies, which is a premier fusion power company. I want you to tell us about this merger. I’m just so excited for you guys. I want to make sure this thing’s gonna be publicly traded so I can buy it the minute I’m available to.

Devin Nunes: Well, the good news is that as soon as it closes, it will be part of our company. So, you know, we trade as DJT today. It’ll be put into our company. We’ll be merging together. Obviously, we have to go through the SEC process. But, you know, we expect it to be done. Hopefully, you know, over the course of the first part of the year. So, Eric, what we’ve done here is, as you know, we’ve been, this Trump Media and Technology Group was a company that was started out of necessity. President Trump didn’t need a new company, but we had a big problem in this country, and that President Trump and millions of other Americans were banned from every spot in the Internet, from everything from YouTube to Twitter to Facebook, et cetera. So, when we started this company, the President didn’t need a company, but everybody needed their voices back, and so we put together a team built on cancelable technology. I mean, we’re really a technology company at our core base, and that is because we had to do this without big tech. So, we’ve been the point of the spear, protecting free speech. When we finally went public last spring, a little over a year and after ago, I think you were actually at the event at Mar a Lago, as I recall. Then we went out, we told the shareholders that, look, we’re going to, we’ve solved the free speech problem. We’re going to expand that, make that app better, but we’re also going to start to look to acquire crown jewel assets. And as we started looking, the energy sector became more and more interesting to me. Over the summer, we put together, we announced that we were gonna put together a fund, an acquisition fund. We went out and raised about $2.5 billion, putting together a Bitcoin treasury. And so that, you know, was an important step in our ability to make this transaction go, because TAE Technologies, once again, we’re at the tip of the spear, and I’ll come back to that. But TAE Technologies has built five generations of nuclear fusion, and it’s important to understand nuclear fusion versus nuclear fission, which is the old traditional power. But this is really the most important invention, since the first Manhattan Project that led to atomic power. 75 years ago, they knew about nuclear fusion, but largely because of the anti-nuclear scheme, and that, uh, were kind of, the government, everybody went against nuclear power, for whatever reason, even though it’s an important part of the long-term solution. Nuclear fusion didn’t have the investment that it needed. But over the course of the last 25 years, when Chuck Schwab, Stanley Druckenmiller, Chevron, Google, many others, this was privately funded. They built five generations of machines, and now where we come in, as being that kind of tip of the spear, the energy problem has to be solved to make America energy independent. They’re ready to build their first commercial reactor. They’re ready to find a state, find the site, get it built. So that’s where we come in. They needed to become public. They needed the capital to be able to go out and get this built. So, it really is a perfect merger. It keeps Trump Media and Technology Group right on our mission, which is solving the most important problems of our time. We had a free speech problem, solved it. Now we have an energy problem. And you know this as well as anyone. The United States went into windmills and solar panels. Meanwhile, China built coal plants and nuclear plants. And we really are, if you want, AI to work, all these data centers to work, electric cars, everybody wants all this. But without power, you can’t do it.

Eric Bolling: Yeah.

Devin Nunes: So, this puts Trump Media and Technology Group right at the tip between the technology that we all want to happen and the energy that we need. And this invention, like I said, this is really Manhattan Project number two, building off of what was done some 75 years ago.

Eric Bolling: I will tell you, folks, um, there is a... So, whether you believe, like AI or not, it’s here to stay. It’s not here to say, it’s gonna become more and more ingrained into every single thing we do, or how we work, how we study, how we live. It’s part of it. But the thing about AI, it requires a lot of data. So, it requires a lot of data centers. Data centers draw power, they suck power, they need tons of power at this rate, we won’t be able to keep up with traditional methods of producing that power. Natural gas, crude oil, coal, they won’t be able to keep up. We need some sort of nuclear fusion or fission to be able to power the data centers going forward, or it won’t be. So, my question to you, Devin, is for Trump Media and Technology Group, is this an energy play, an AI play, or I’m guessing both, but...

Devin Nunes: I think, yeah, I think it’s all the above, because you can’t, none of it will work without, without the energy. And you’re exactly, you’re exactly right. No matter how big you think, AI is going to be or is today, energy consumption is on the rise in this country. Now, some people think we’re gonna need double the electricity over the course of the next 10 years. Some people would think it’s even gonna be more than that. But we’re gonna need more energy, not less, and the beauty of this technology is, is that when successful, this is gonna be competitive with natural gas and coal. So, this will ultimately, you know, this is why I say this is the Manhattan Project 2, and why it’s so important. If this works, it’s transformational for our whole economy and everyone around the globe. And I said this, you know, yesterday on an interview, that, you know, no matter what, you think about, you know, there’s so many people out there that, you know, root against the President and the country’s been so divided. This is something that can unite everybody. Right? This is something where we have our retail investors, our company that has been built over the last, you know, year and a half, now coming together with traditional institutional investors, like Schwab and others, where we bring this into one company. Everybody should want this to succeed for your own good, for your family’s own good. If you want to bring industry back to this country. If you want us to be the AI center of the globe, you’re gonna have to, you know, we’re gonna have to have more power. I mean, you even had, you know, Elon, Elon Musk, you know, just a couple weeks ago, you know, announced that he was gonna have to put data centers up in space. I’m sure that he’s going to do that but, you know, that’s, you know, I mean, even at Elon speed, that’s probably gonna be a year, two, or three away. So, in the meantime, we need a lot more power and a lot of it, and this breakthrough will be the biggest invention, like I said, since the first Manhattan Project, and the ability to create power out of atomic.

Eric Bolling: As soon as it can be done at scale, as soon as you get them running and rolling, they’ll be created smaller and cheaper and produce more power. Devin, finish this sentence for me. In five years, folks are gonna realize what a great deal this was five years ago, because… finish that.

Devin Nunes: It’s the biggest invention ever, really, in modern history. I mean, that’s the bottom line. If this, you know, is successful, um, this is, well, you know, one of the experts said it the other day, This is a $6 billion play, um, but if it works, it’s a trillion dollar or more play, because it’s a winner take most. That’s how I look at it, Eric. Whoever cracks the code on this will be the major power supplier. And I’m not saying we’re gonna be supplying power as a company. We don’t know where we’ll go, but we’ll definitely be selling, licensing this technology, and the first plan is gonna be 50 megawatt, with the additional plants after that, somewhere between 350 and 500 megawatts. Now, what does that mean? You probably understand this, Eric, but for the listener out there and the viewer, the 350 to 500 megawatt range, that is the size you need to do mass scales to provide base power in this country. If you think about it, a traditional nuclear reactor is around 1,000 megawatts. A lot of the natural gas plants you see are anywhere from that 250 to 1000 range, same with the coal fire power plants. So, it puts us right into that space. And unlike what you’re showing on the screen there, you don’t need all that with this.

Eric Bolling: Right.

Devin Nunes: This is nuclear fusion is radioactive free, so it’s gonna be successful at burning boron.

Eric Bolling: There are those that think you’ll be able to have a nuclear, uh, a new, one of these power, these mini power plants in every vehicle. Like a tiny little mini power plant in a vehicle suite. You don’t need external...

Devin Nunes: Well, possibly there will be inventions made of that, but what you’re showing on the screen, that’s the traditional all that means, all that cooling. This literally fits inside. Think of a, it spits inside a 10,000 square foot building.

Eric Bolling: Right.

Devin Nunes: It doesn’t need the permits of what you were just showing on the screen. This is, it’s like, think of an MRI machine. It really will take the same permitting process as what, you know, it should be treated as a medical device, because there will know, it won’t have, because it’s not nuclear fission, it’s nuclear fusion. You don’t have the radioactive challenges that you have with traditional nuclear fission. That’s why I say this is a build off of the first Manhattan Project, but it’s as big of an invention as what happened to the first Manhattan Project. And I say all that, you know, just to keep in mind, this is, it’s not that those, you know, this is 75 years old technology. This is not something… science knows that this can be done. It’s just being able to tame it, tame the plasma, build everything. And that’s why TAE Technologies is the world’s premier nuclear fusion company, because they’ve built five generations of prototypes, so they know what it takes to contain the plasma. It’s just now taking its commercial level. And final point, I’ll say, Eric, you know, people ask, well, what’s the competition here? Competition is China. China is the one that has made major investments into nuclear fusion, and, thankfully, this is privately funded, now coming into our public company. You know, this is something that the private sector is leading on, and as you well know, it’s a lot of times a private sector has to lead when the government won’t get out of the way.

Eric Bolling: Of course, of course. And this is why it’s a perfect storm for you guys. Tip of the spear. I want to bring you back, Devin, to talk about this, because we need to talk about the grid, too. It’s great to create the power, but to get it to where it needs to be, we are… our infrastructure in this country is very, very sketchy, tenuous at best. Devin Nunes, always good to have you on, and I’m just fascinated by this topic. I can’t wait until you guys go public. I would be jumping on board of that stock, for sure. Devin, thank you so much.

Devin Nunes: Thank you, Eric.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Trump Media & Technology Group Corp. (“TMTG”) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the common stock of TMTG (“TMTG Shares”) to be issued in connection with the proposed transaction. The registration statement will include a document that serves as a proxy statement and prospectus of TMTG and consent solicitation statement of TAE Technologies, Inc. (“TAE”) (the “proxy statement/prospectus and consent solicitation statement”), and TMTG will file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the registration statement, the proxy statement/prospectus and consent solicitation statement, or any other document that TMTG may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND CONSENT SOLICITATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TMTG AND TAE, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO, AND RELATED MATTERS.

After the registration statement has been declared effective, a definitive proxy statement will be mailed to the shareholders of TMTG (the “TMTG Shareholders”) and a prospectus and consent solicitation statement will be sent to the stockholders of TAE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and consent solicitation statement, as each may be amended or supplemented from time to time, and other relevant documents filed by TMTG with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by TMTG, including the proxy statement/prospectus and consent solicitation statement (when available), will be available free of charge from TMTG’s website at tmtgcorp.com under the “Investors” tab.

Participants in the Solicitation

TMTG and certain of its directors and executive officers and TAE and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the TMTG Shareholders with respect to the proposed transaction under the rules of the SEC. Information regarding the names, affiliations and interests of certain of TMTG’s directors and executive officers in the solicitation by reading TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 14, 2025, TMTG’s subsequent Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2025, August 1, 2025 and November 7, 2025, respectively, TMTG’s definitive proxy statement for the 2025 annual meeting of shareholders filed with the SEC on March 18, 2025 and the proxy statement/prospectus and consent solicitation statement and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the paragraphs above. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the TMTG Shareholders in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will also be set forth in the proxy statement/prospectus and consent solicitation statement and other relevant materials when filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements. All statements, other than statements of present or historical fact included in this communication, regarding TMTG’s proposed merger with TAE, TMTG’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “will” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words, and the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements include, but are not limited to, statements regarding TMTG’s and TAE’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the anticipated timing and terms of the proposed transaction; plans for deployment of capital and the uses thereof; governance of the combined company; development and construction timelines; cost competitiveness of fusion-generated electricity; timing of commercialization of TAE’s fusion technology; expectations regarding  the time period over which the combined company’s capital resources will be sufficient to fund its anticipated operations; plans for research and development programs; and future demand for power. These forward-looking statements are based largely on TMTG’s and TAE’s current expectations. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause TMTG’s or TAE’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, risks related to TMTG’s or TAE’s ability to demonstrate and execute on commercial viability of its technology; legal proceedings; ability to obtain financing on acceptable terms or at all; changes in digital asset valuations; disruption to TMTG’s or TAE’s operations; TMTG’s or TAE’s ability to develop and maintain key strategic relationships; competition in TMTG’s or TAE’s industry; ability to access required materials at acceptable costs; delays in the development and manufacturing of fusion power plants and related technology; ability to manage growth effectively; possibility of incurring losses in the future and not being able to achieve or maintain profitability; potential generation capacities of specific reactor designs; regulatory outlook; future market conditions; success of strategic partnerships; developments in the capital and credit markets; future financial, operational and cost performance; revenue generation; demand for nuclear energy; economic outlook and public perception of the nuclear energy industry; changes in laws or regulations; ability to obtain required regulatory approvals on a timely basis or at all; ability to protect intellectual property; adverse economic or competitive conditions; and other risks and uncertainties. In addition, TMTG and TAE caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the proposed transaction or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TMTG or TAE following announcement of the proposed transaction; (iii) the inability to complete the proposed transaction due to the failure to obtain approval of the shareholders of TMTG or TAE, or other conditions to closing in the merger agreement; (iv) the risk that the proposed transaction disrupts TMTG’s or TAE’s current plans and operations as a result of the announcement of the proposed transaction; (v) TMTG’s and TAE’s ability to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition and the ability of TMTG and TAE to grow and manage growth profitably following the proposed transaction; and (vi) costs related to the proposed transaction. The forward-looking statements in this press release are based upon information available to TMTG and TAE as of the date of this press release and, while TMTG and TAE believe such information forms a reasonable basis for such statements, these statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements. Except as required by applicable law, TMTG and TAE do not plan to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in TMTG’s periodic filings with the SEC, including TMTG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, TMTG’s subsequent Quarterly Reports on Form 10-Q and in the Form S-4, when filed. TMTG’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.